Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

AMENDED NOTICE OF MEETING

May 13, 2022

To:         All Canadian Securities Regulatory Authorities

Re:        Mountain Province Diamonds Inc. (the “Company”)
              Annual General Meeting of Shareholders

In connection with section 2.2 of National Instrument 54-101, we wish to advise you of the following information with respect to the Company’s upcoming Meeting of shareholders:

Issuer:	MOUNTAIN PROVINCE DIAMONDS INC.
Meeting Type:	Annual General Meeting
Meeting Date:	Thursday, June 30, 2022
Record date for Notice:	Friday, May 27, 2022
Record date for Voting:	Friday, May 27, 2022
Beneficial Ownership Determination Date:	Friday, May 27, 2022
Class of securities entitled to receive notice:	COMMON SHARES
Class of securities entitled to vote:	COMMON SHARES
Issuer sending proxy related materials directly to
NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Meeting location	Virtual

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders Beneficial Holders Stratification Criteria: Number of shares greater than:	No n/a
Holder Consent Type(s): Holder Provinces-Territories: NAA for Registered Holders Registered Holders Stratification Criteria: Number of shares greater than: Holder Provinces-Territories:	n/a n/a Yes n/a n/a
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	62426E402	CA62426E4022

Yours truly,

“Mark Wall”

Mark Wall
President and CEO

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - Northwest Territories
cc: Ontario Securities Commission	cc: Registrar of Securities - Yukon Territories
cc: Nunavut Securities Commission	cc: TSX Venture Exchange
cc: Newfoundland Securities Commission	cc: CDS Inc.